UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of duty to File Reports Under Sections 13and 15(d) of the Securities Exchange Act of 1934

Commission File No. 0-14696

TenderCare International, Inc.

(Exact name of registrant as specified in its charter)

3925 N. Hastings Way, Eau Claire, WI 54703

(Address, including zip code and telephone number, including area code, of registrant’s principal executive office)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     1

Pursuant to the requirements of the Securities Exchange Act of 1934, TenderCare International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By: TenderCare International, Inc.

Dated: December 10, 2007	By: /s/ Ira J. Lamel
Name: Ira J. Lamel
Title: Chief Financial Officer